                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)*

                               Saul Centers, Inc.
                -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                  804395 10 1
                -------------------------------------------------
                                 (CUSIP Number)

                              William F Anhut, Jr.
                            8401 Connecticut Avenue
                          Chevy Chase, Maryland 20815
                                 (301) 986-6108
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                October 31, 2001
                -------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 22 Pages

                                                              Page 2 of 22 Pages

------------------------
CUSIP NO. 804395 10 1                     13D
------------------------


--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           B. Francis Saul II
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC, OO
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
--------------------------------------------------------------------------------
    NUMBER OF SHARES         7.     SOLE VOTING POWER (See Item 6)
      BENEFICIALLY                  21,866
        OWNED BY
          EACH
    REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                             8.     SHARED VOTING POWER (See Item 6)
                                    4,849,584
--------------------------------------------------------------------------------
                             9.     SOLE DISPOSITIVE POWER (See Item 6)
                                    21,866
--------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER (See Item 6)
                                    4,849,584
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,871,450
--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [_]
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%
--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

                                                              Page 3 of 22 Pages

------------------------
CUSIP NO. 804395 10 1                     13D
------------------------

--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           B. F. Saul Property Company (formerly Franklin Property Company)
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------------------------------------------------------------
    NUMBER OF SHARES         7.     SOLE VOTING POWER (See Item 6)
       BENEFICIALLY                 191,021
        OWNED BY
          EACH
    REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                             8.     SHARED VOTING POWER (See Item 6)
                                    0
--------------------------------------------------------------------------------
                             9.     SOLE DISPOSITIVE POWER (See Item 6)
                                    191,021
--------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER (See Item 6)
                                    0
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           191,021
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                              Page 4 of 22 Pages

------------------------
CUSIP NO. 804395 10 1                     13D
------------------------

--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           Westminster Investing Corporation
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
    NUMBER OF SHARES         7.     SOLE VOTING POWER (See Item 6)
      BENEFICIALLY                  374,030
        OWNED BY
          EACH
    REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                             8.     SHARED VOTING POWER (See Item 6)
                                    0
--------------------------------------------------------------------------------
                             9.     SOLE DISPOSITIVE POWER (See Item 6)
                                    374,030
--------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER (See Item 6)
                                    0
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           374,030
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                              Page 5 of 22 Pages

-------------------------
CUSIP NO. 804395 10 1                      13D
-------------------------

--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           Van Ness Square Corporation
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------------------------------------------------------------
    NUMBER OF SHARES         7.     SOLE VOTING POWER (See Item 6)
      BENEFICIALLY                  91
        OWNED BY
          EACH
    REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                             8.     SHARED VOTING POWER (See Item 6)
                                    0
--------------------------------------------------------------------------------
                             9.     SOLE DISPOSITIVE POWER (See Item 6)
                                    91
--------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER (See Item 6)
                                    0
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           91
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                              Page 6 of 22 Pages

-------------------------
CUSIP NO. 804395 10 1                      13D
-------------------------

--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           B.F. Saul Real Estate Investment Trust
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC, WC
--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
--------------------------------------------------------------------------------
    NUMBER OF SHARES         7.     SOLE VOTING POWER (See Item 6)
      BENEFICIALLY                  2,989,678
        OWNED BY
          EACH
    REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                             8.     SHARED VOTING POWER (See Item 6)
                                    151,131
--------------------------------------------------------------------------------
                             9.     SOLE DISPOSITIVE POWER (See Item 6)
                                    2,989,678
--------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER (See Item 6)
                                    151,131
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,140,809
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

                                                              Page 7 of 22 Pages

-------------------------
CUSIP NO. 804395 10 1                      13D
-------------------------

--------------------------------------------------------------------------------
      1.   NAMES OF REPORTING PERSONS
           Dearborn, L.L.C.
--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
      3.   SEC USE ONLY
--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS
           SC

--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES         7.     SOLE VOTING POWER (See Item 6)
      BENEFICIALLY                  151,131
        OWNED BY
          EACH
    REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                             8.     SHARED VOTING POWER (See Item 6)
                                    0
--------------------------------------------------------------------------------
                             9.     SOLE DISPOSITIVE POWER (See Item 6)
                                    151,131
--------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER (See Item 6)
                                    0
--------------------------------------------------------------------------------
     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           151,131
--------------------------------------------------------------------------------
     12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            [_]
--------------------------------------------------------------------------------
     13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
--------------------------------------------------------------------------------
     14.   TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

                                                              Page 8 of 22 Pages

                                AMENDMENT NO. 17
                                ----------------
                                       TO
                                       --
                                  SCHEDULE 13D
                                  ------------

ITEM 1.  Security and Issuer.

     No change.


ITEM 2.  Identity and Background.

     Item 2 is amended in its entirety to read as follows:

     This statement is filed by (1) B. Francis Saul II, (2) B. F. Saul Property Company (formerly Franklin Property Company), (3) Westminster Investing Corporation, (4) Van Ness Square Corporation, (5) B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and (6) Dearborn, L.L.C., all or some of whom may be considered a group for the purposes of Rule 13d-1. B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, the Saul Trust, and Dearborn, L.L.C are hereinafter referred to collectively as the "Saul Entities."

     B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) the Issuer, (ii) B. F. Saul Company (the "Saul Company"), (iii) the Saul Trust, and (iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). The business address for Mr. Saul and Chevy Chase is 7501 Wisconsin Avenue, Bethesda, Maryland 20814, and the business address for Saul Company and Saul Trust is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815. The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, an unincorporated business trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

     B. F. Saul Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

     Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

     Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

                                                              Page 9 of 22 Pages

     Dearborn, L.L.C., a Delaware limited liability company, is a company engaged in the ownership and development of real estate and the ownership of equity interests in affiliated entities. The Saul Trust is the sole general partner of Dearborn, L.L.C.

     The address of the principal business and principal office of each of the Saul Entities is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

     Information about the directors and/or executive officers of each of the Saul Entities is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Saul Entities.

B. F. Saul Property Company
---------------------------
                                            Position with Company and Present
Name/1/                                     Principal Occupation if Different
----                                        ---------------------------------

Philip D. Caraci                            Chairman; President and Director,
                                            Saul Centers, Inc.; Executive Vice
                                            President, B. F. Saul Company;
                                            Senior Vice President and Secretary,
                                            B.F. Saul Real Estate Investment
                                            Trust


B. Francis Saul III                         President and Director; Vice Chair,
                                            Saul Centers, Inc.; Senior Vice
                                            President and Director, B. F. Saul
                                            Company; Vice President and Trustee,
                                            B. F. Saul Real Estate Investment
                                            Trust

Ross E. Heasley                             Vice President and Director; Vice
                                            President, B. F. Saul Company; Vice
                                            President, B. F. Saul Real Estate
                                            Investment Trust; Vice President and
                                            Assistant Secretary, Saul Centers,
                                            Inc.


Laurence Millspaugh                         Vice President; Vice President, B.
                                            F. Saul Company; Vice President, B.
                                            F. Saul Real Estate Investment Trust


Patricia E. Clark                           Secretary and Director; Assistant
                                            Vice President and Secretary, B. F.
                                            Saul Company


Henry C. Parrish III                        Senior Vice President; Vice
                                            President, B. F. Saul Company; Vice
                                            President, B. F. Saul Real Estate
                                            Investment Trust

----------
/1/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                             Page 10 of 22 Pages

Bill D. Tzamaras                            Vice President and Treasurer; Vice
                                            President and Treasurer, B. F. Saul
                                            Company and B. F. Saul Real Estate
                                            Investment Trust

Mark G. Carrier                             Vice President; Vice President, B.
                                            F. Saul Company; Vice President, B.
                                            F. Saul Real Estate Investment Trust

James P. Sprouse                            Vice President; Vice President, B.
                                            F. Saul Company; Assistant Vice
                                            President, B. F. Saul Real Estate
                                            Investment Trust

Ernest R. Pivonka                           Vice President; Vice President, B.
                                            F. Saul Company


Merle F. Sustersich                         Vice President; Vice President, B.
                                            F. Saul Company; Vice President,
                                            B.F. Saul Real Estate Investment
                                            Trust


Bryon S. Barlow                             Vice President; Vice President, B.
                                            F. Saul Company


Enio P. Guerra                              Vice President; Vice President, B.
                                            F. Saul Company


Barbara C. Phillips                         Vice President; Vice President, B.
                                            F. Saul Company


Barbara L. Reifsnider                       Vice President; Vice President, B.
                                            F. Saul Company


Alison B. Rubin                             Vice President; Vice President, B.
                                            F. Saul Company


Kenneth F. Kovach                           Vice President; Vice President, B.F.
                                            Saul Company


Westminster Investing Corporation
---------------------------------

                                            Position with Company and Present
Name/2/                                     Principal Occupation if Different
----                                        ---------------------------------

B. Francis Saul II                          Director, Chairman of the Board and
                                            President; Chairman of the Board and
                                            Chief Executive Officer, Saul
                                            Centers, Inc.; Chairman of the
                                            Board, B. F. Saul Company, B. F.
                                            Saul Real Estate Investment Trust,
                                            Chevy Chase Bank, F.S.B.


B. Francis Saul III                         Executive Vice President and
                                            Director; Senior Vice President and
                                            Director, B. F. Saul Company;
                                            President and Director, B. F. Saul
                                            Property

----------
/2/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

                                                             Page 11 of 22 Pages

                                            Company; Vice President and Trustee,
                                            B. F. Saul Real Estate Investment
                                            Trust; Vice Chair, Saul Centers, Inc


George M. Rogers, Jr./3/                    Director; Senior Counsel, Shaw
                                            Pittman LLP


Ross E. Heasley                             Vice President and Treasurer; Vice
                                            President, B. F. Saul Company; Vice
                                            President, B. F. Saul Real Estate
                                            Investment Trust; Vice President and
                                            Assistant Secretary, Saul Centers,
                                            Inc.


Merle F. Sustersich                         Secretary; Vice President, B. F.
                                            Saul Company; Vice President, B.F.
                                            Saul Real Estate Investment Trust


Patrick T. Connors                          Vice President; Senior Vice
                                            President, B. F. Saul Company


Van Ness Square Corporation
---------------------------

                                            Position with Company and Present
Name/4/                                     Principal Occupation if Different
----                                        ---------------------------------

B. Francis Saul II                          Director and Chairman; Chairman of
                                            the Board and Chief Executive
                                            Officer, Saul Centers, Inc.;
                                            Chairman of the Board, B. F. Saul
                                            Company, B. F. Saul Real Estate
                                            Investment Trust, Chevy Chase Bank,
                                            F.S.B.


B. Francis Saul III                         President, Secretary and Director;
                                            Executive Vice President and
                                            Director, Westminster Investing
                                            Corporation; Senior Vice President
                                            and Director, B. F. Saul Company;
                                            Senior Vice President, B. F. Saul
                                            Property Company; Vice President and
                                            Trustee, B. F. Saul Real Estate
                                            Investment Trust; Vice Chair, Saul
                                            Centers, Inc.


William F. Anhut, Jr.                       Vice President, Treasurer and
                                            Director; Vice President, Saul
                                            Centers, Inc.

---------
/3/ Mr. Rogers' business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.

/4/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

                                                             Page 12 of 22 Pages

B. F. Saul Real Estate Investment Trust
---------------------------------------

                                            Position with Company and Present
Name/5/                                     Principal Occupation if Different
----                                        ---------------------------------

B. Francis Saul II                          Trustee and Chairman; Chairman of
                                            the Board and Chief Executive
                                            Officer, Saul Centers, Inc.;
                                            Chairman of the Board, B. F. Saul
                                            Company, Chevy Chase Bank, F.S.B.


Gilbert M. Grosvenor/6/                     Trustee; Chairman of the Board of
                                            Trustees, National Geographic
                                            Society


George M. Rogers, Jr./7/                    Trustee; Senior Counsel, Shaw
                                            Pittman LLP


Garland J. Bloom                            Trustee; Real Estate Consultant


John R. Whitmore/8/                         Trustee; Senior Advisor to The
                                            Bessemer Group, Inc.


B. Francis Saul III                         Trustee and Vice President; Senior
                                            Vice President and Director, B. F.
                                            Saul Company; Vice Chair, Saul
                                            Centers, Inc; President, B. F. Saul
                                            Property Company; Vice President and
                                            Director, B. F. Saul Real Estate
                                            Investment Trust


Philip D. Caraci                            Senior Vice President and Secretary;
                                            President and Director, Saul
                                            Centers, Inc.; Executive Vice
                                            President, B. F. Saul Company;
                                            Chairman, B. F. Saul Property
                                            Company


Stephen R. Halpin, Jr.                      Vice President and Chief Financial
                                            Officer; Executive Vice President
                                            and Chief Financial Officer, Chevy
                                            Chase Bank, F.S.B.; Senior Vice
                                            President and Chief Financial
                                            Officer, B. F. Saul Company

-----------
/5/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

/6/ Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

/7/ Mr. Rogers' business address is Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037

/8/ Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

                                                             Page 13 of 22 Pages

Patrick T. Connors                          Vice President; Senior Vice
                                            President, B. F. Saul Company


Ross E. Heasley                             Vice President; Vice President, B.
                                            F. Saul Company; Vice President and
                                            Assistant Secretary, Saul Centers,
                                            Inc.; Vice President and Director,
                                            B. F. Saul Property Company


Henry Ravenel, Jr.                          Vice President; Vice President, B.
                                            F. Saul Company and Saul Centers,
                                            Inc.


Laurence Millspaugh                         Vice President; Vice President, B.
                                            F. Saul Company; Vice President, B.
                                            F. Saul Property Company


Steven N. Corey                             Vice President; Vice President, B.
                                            F. Saul Company


Henry C. Parrish III                        Vice President; Senior Vice
                                            President, B. F. Saul Company


John A. Spain                               Vice President; Vice President, B.
                                            F. Saul Company


Merle F. Sustersich                         Vice President; Vice President, B.
                                            F. Saul Company


Dearborn, L.L.C.
----------------

                                            Position with Company and Present
Name/9/                                     Principal Occupation if Different
----                                        ---------------------------------

B. Francis Saul II                          Chairman; Chairman of the Board and
                                            Chief Executive Officer, Saul
                                            Centers, Inc.; Chairman of the
                                            Board, B. F. Saul Company, B. F.
                                            Saul Real Estate Investment Trust,
                                            Chevy Chase Bank, F.S.B.

Philip D. Caraci                            President; President and Director,
                                            Saul Centers, Inc.; Executive Vice
                                            President, B. F. Saul Company;
                                            Senior Vice President and Secretary,
                                            B.F. Saul Real Estate Investment
                                            Trust

B. Francis Saul III                         Vice President; Senior Vice
                                            President and Director, B. F. Saul
                                            Company; President and Director, B.
                                            F. Saul Property Company; Vice
                                            President and


---------
/9/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                             Page 14 of 22 Pages

                                            Trustee, B. F. Saul Real Estate
                                            Investment Trust; Vice Chair, Saul
                                            Centers, Inc

Ross E. Heasley                             Vice President; Vice President, B.
                                            F. Saul Company; Vice President, B.
                                            F. Saul Real Estate Investment
                                            Trust; Vice President and Assistant
                                            Secretary, Saul Centers, Inc.

Bill D. Tzamaras                            Vice President and Treasurer; Vice
                                            President and Treasurer, B. F. Saul
                                            Company and B. F. Saul Real Estate
                                            Investment Trust

Merle F. Sustersich                         Vice President; Vice President, B.
                                            F. Saul Company; Vice President,
                                            B.F. Saul Real Estate Investment
                                            Trust

Patrick T. Connors                          Vice President; Senior Vice
                                            President, B. F. Saul Company

Henry C. Parrish III                        Vice President; Vice President, B.
                                            F. Saul Company; Vice President, B.
                                            F. Saul Real Estate Investment Trust

     None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

     None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

     To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

     All individuals named in this Schedule 13D are citizens of the United States of America.

                                                             Page 15 of 22 Pages

ITEM 3.  Source and Amount of Funds or Other Consideration.


     Item 3 is amended in its entirety to read as follows:

     Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Saul Centers Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 16 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on April 30, July 31 and October 31, 2001. The Saul Trust, B. F. Saul Property Company, Van Ness Square Corporation and Dearborn, L.L.C. all participated in the DRIP and, consequently, were issued additional shares of Saul Centers Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

Saul Trust
----------

                                                                                             Number of shares
     Date of DRIP Reinvestment           Amount reinvested          Price per share              purchased
      April 30, 2001                       $1,094,115.66                $17.945                 60,970.502
      July 31, 2001                        $1,117,894.16                $18.042                 61,960.656
      October 31, 2001                     $1,142,058.80                $18.624                 61,321.886
                                           =============
                              Total:       $3,354,068.62                                       184,253.044


B. F. Saul Property Company
---------------------------

                                                                                                 Number of shares
          Date of DRIP Reinvestment          Amount reinvested          Price per share              purchased
           April 30, 2001                       $ 69,906,88                 $17.945                  3,895.619
           July 31, 2001                        $ 71,426.17                 $18.042                  3,958.883
           October 31, 2001                     $ 72,970,14                 $18.624                  3,918.070
                                                ===========
                                  Total:        $214,404.17                                         11,772.572

Van Ness Square Corporation
---------------------------

                                                                                                 Number of shares
          Date of DRIP Reinvestment          Amount reinvested          Price per share              purchased
           April 30, 2001                         $ 33.29                   $17.945                    1.855
           July 31, 2001                          $ 34.01                   $18.042                    1.885
           October 31, 2001                       $ 34.73                   $18.624                    1.865
                                                  =======
                                  Total:          $102.03                                              5.605

                                                             Page 16 of 22 Pages

Dearborn, L.L.C.
----------------

                                                                                                 Number of shares
          Date of DRIP Reinvestment          Amount reinvested          Price per share              purchased
           April 30, 2001                       $897,429.45                 $17.945                 50,010.000
           July 31, 2001                        $916,931.03                 $18.042                 50,822.028
           October 31, 2001                     $936,759.17                 $18.624                 50,298.495
                                                ===========
                                  Total:      $2,751,119.65                                        151,130.523

B. F. Saul Company Employees' Profit Sharing Retirement Trust
-------------------------------------------------------------

     The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by five trustees: B. Francis Saul II, Philip
D. Caraci, Alexander R.M. Boyle, Patricia E. Clark and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of common stock acquired by the Plan, the acquisition of such shares is being reported in this Schedule 13D. B. Francis Saul II disclaims beneficial ownership of the shares held by the Plan that exceed his pecuniary interest in the Plan.


     The Plan participated in the DRIP and reinvested the following amounts for shares of Saul Centers Common Stock:


                                                                                                 Number of shares
          Date of DRIP Reinvestment          Amount reinvested          Price per share              purchased
           April 30, 2001                       $399,391.83                 $17.945                 22,256.441
           July 31, 2001                        $408,071.85                 $18.042                 22,617.883
           October 31, 2001                     $416,892.80                 $18.624                 22,384.708
                                                ===========
                                  Total:      $1,224,356.48                                         67,259.032

     Beginning in 1999, pursuant to the DRIP, 100 shares of Saul Center Common Stock are awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders B. Francis Saul II has elected to participate in the DRIP with respect to these shares. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II
------------------

                                                                                                 Number of shares
          Date of DRIP Reinvestment          Amount reinvested          Price per share              purchased
           April 30, 2001                          $87.46                   $17.945                    4.874
           July 31, 2001                          $128.37                   $18.042                    7.115
           October 31, 2001                       $131.15                   $18.624                    7.042
                                                  =======
                                  Total:          $346.98                                             19.031

                                                             Page 17 of 22 Pages

     In addition, various trusts established for the benefit of the children of
B. Francis Saul II (the "Trusts"), and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Saul Centers Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by the Trusts and Mrs. Patricia E. Saul.

     The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust
B. Francis Saul II, Trustee
---------------------------

                                                                                                 Number of shares
          Date of DRIP Reinvestment          Amount reinvested          Price per share              purchased
           April 30, 2001                        $1,664.13                  $17.945                   92.735
           July 31, 2001                         $1,700.30                  $18.042                   94.241
           October 31, 2001                      $1,737.06                  $18.624                   93.270
                                                 =========
                                  Total:         $5,101.49                                           280.246

Sharon Elizabeth Saul Trust
B. Francis Saul II, Trustee
---------------------------

                                                                                                 Number of shares
          Date of DRIP Reinvestment          Amount reinvested          Price per share              purchased
           April 30, 2001                         $998.48                   $17.945                   55.641
           July 31, 2001                         $1,020.18                  $18.042                   56.545
           October 31, 2001                      $1,042.24                  $18.624                   55.962
                                                 =========
                                  Total:         $3,060.90                                           168.148

Patricia English Saul Trust
B. Francis Saul II, Trustee
---------------------------

                                                                                                 Number of shares
          Date of DRIP Reinvestment          Amount reinvested          Price per share              purchased
           April 30, 2001                        $1,664.13                  $17.945                   92.735
           July 31, 2001                         $1,700.30                  $18.042                   94.241
           October 31, 2001                      $1,737.06                  $18.624                   93.270
                                                 =========
                                  Total:         $5,101.49                                           280.246

                                                             Page 18 of 22 Pages

Trust FBO Elizabeth W. Saul
u/a dated 12/30/76, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                                                  Number of shares
      Date of DRIP Reinvestment              Amount reinvested          Price per share              purchased
           April 30, 2001                        $1,664.13                  $17.945                   92.735
           July 31, 2001                         $1,700.30                  $18.042                   94.241
           October 31, 2001                      $1,737.06                  $18.624                   93.269
                                                 =========
                                  Total:         $5,101.49                                           280.245

Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                                                 Number of shares
      Date of DRIP Reinvestment              Amount reinvested          Price per share              purchased
           April 30, 2001                        $1,664.13                  $17.945                   92.735
           July 31, 2001                         $1,700.30                  $18.042                   94.241
           October 31, 2001                      $1,737.06                  $18.624                   93.269
                                                 =========
                                  Total:         $5,101.49                                           280.245

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                                                 Number of shares
      Date of DRIP Reinvestment              Amount reinvested          Price per share              purchased
           April 30, 2001                        $1,664.13                  $17.945                   92.735
           July 31, 2001                         $1,700.30                  $18.042                   94.241
           October 31, 2001                      $1,737.06                  $18.624                   93.269
                                                 =========
                                  Total:         $5,101.49                                           280.245

Patricia E. Saul (Mrs.)
-----------------------

                                                                                                 Number of shares
      Date of DRIP Reinvestment              Amount reinvested          Price per share              purchased
           April 30, 2001                       $19,137.53                  $17.945                  1,066.455
           July 31, 2001                        $19,553.45                  $18.042                  1,083.774
           October 31, 2001                     $19,976.12                  $18.624                  1,072.601
                                                ==========
                                 Total:         $58,667.10                                            3,222.83

                                                             Page 19 of 22 Pages

ITEM 4.  Purpose of Transaction.

  Item 5 is amended in its entirety to read as follows:

     The purpose of the acquisition of shares of Common Stock by the Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul is investment. The Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Saul Centers, Inc. Articles of Incorporation.

ITEM 5.  Interest in Securities of the Issuer.

  Item 5 is amended in its entirety to read as follows:

     a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

                                                 Number of Shares           Percentage
        Reporting Person                        Beneficially Owned         Of Class (%)
        ----------------                        ------------------         ------------
B. Francis Saul II                                    4,871,450*                33.5
B.F. Saul Property Company                              191,021                  1.3
Westminster Investing Corp.                             374,030                  2.6
Van Ness Square Corporation                                  91                  0.0
Dearborn, L.L.C.                                        151,131                  1.0
B.F. Saul Real Estate Investment Trust                3,140,809                 21.6

* Includes all of the shares of Common Stock acquired by the Saul Entities, the Plan, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 343 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. Mr. Saul disclaims beneficial ownership of 21,523 shares held by the Trusts, 52,293 shares held by Mrs. Patricia E. Saul, and certain shares held by the Plan that exceed his pecuniary interest in the Plan.

     b. The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Dearborn, L.L.C. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities and the Plan with the other directors, trustees or general partners of the Saul Entities, and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors, trustees and general partners of the Saul Entities is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

                                                             Page 20 of 22 Pages

             Name                               Principal Occupation
             ----                               --------------------
     Philip D. Caraci                Director and President, Saul Centers, Inc.;
                                     Executive Vice President, B. F. Saul
                                     Company; Senior Vice President, B. F. Saul
                                     Real Estate Investment Trust

     Alexander R. M. Boyle           Vice Chairman, Chevy Chase Bank, F.S.B.

     Patricia E. Clark               Assistant Vice President and Secretary, B.
                                     F. Saul Company

     Stephen R. Halpin, Jr.          Executive Vice President and Chief
                                     Financial Officer, Chevy Chase Bank,
                                     F.S.B.; Vice President and Chief Financial
                                     Officer, B. F. Saul Real Estate Investment
                                     Trust

The business address of Mr. Caraci and Ms. Clark is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815. The business address of Messrs. Boyle and Halpin is 7501 Wisconsin Avenue, Bethesda, MD 20814.


     B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust, has the sole power to vote and the sole power to direct the disposition of 21,523 shares of Common Stock held by these trusts. As noted in
Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

----------------------------------------------------------------------------------------------
                   Owner                                                    Number of Shares
                   -----                                                    ----------------
----------------------------------------------------------------------------------------------
Bank of America, N.A., Trustee FBO Francis                                       24,500
Saul III & Andrew M. Saul II u/a w/B. Francis
Saul II dated 12/30/76
----------------------------------------------------------------------------------------------
Bank of America, N.A., Trustee u/w Andrew M. Saul FBO                            1,000
Elizabeth W. Saul
----------------------------------------------------------------------------------------------
Trust FBO Elizabeth W. Saul                                                       8,047
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------
Trust FBO Andrew M. Saul II                                                       5,547
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------
Trust FBO Patricia English Saul                                                   7,747
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------
Trust FBO Sharon Elizabeth Saul                                                   3,000
u/a dated 12/31/70, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------
Patricia E. Saul (Mrs.)                                                          52,293
----------------------------------------------------------------------------------------------

     Because Mr. Saul is not the beneficial owner of the shares held by the Trusts listed above, these shares are not included in Mr. Saul's holdings in
Item 5(a) above. However, because Mr. Saul has an indirect pecuniary interest in the shares held by his wife, Mrs. Patricia E. Saul, these shares are included in Mr. Saul's holdings in Item 5(a) above.

     The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

                                                             Page 21 of 22 Pages

     Bank of America, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

     George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

     Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

     To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Bank of America, N.A., nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

     c. Other than as described in Item 3 above, there have been no transactions known to the persons filing this statement since the filing of Amendment No. 16 to this Schedule 13D.

     d. Beneficiaries of the Plan, beneficiaries of the Trusts, and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, and Mrs. Saul, respectively. The interest of no such beneficiary, or Mrs. Patricia
E. Saul, relates to more than five percent of the Common Stock.

     e. Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

ITEM 7.  Material to be Filed as Exhibits.

     None.

                                                             Page 22 of 22 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ B. Francis Saul II
                                           -------------------------------------
February 20, 2002                          B. Francis Saul II

                                           B. F. SAUL PROPERTY COMPANY

February 20, 2002                          By:  /s/ Ross E. Heasley
                                              ----------------------------------
                                              Ross E. Heasley, Vice President

                                           WESTMINSTER INVESTING CORPORATION

February 20, 2002                          By:  /s/ B. Francis Saul II
                                              ----------------------------------
                                              B. Francis Saul II,
                                              Chairman and President

                                           VAN NESS SQUARE CORPORATION

February 20, 2002                          By:  /s/ B. Francis Saul II
                                              ----------------------------------
                                              B. Francis Saul II,
                                              Chairman

                                           DEARBORN, L.L.C.

                                           By:  B.F. SAUL REAL ESTATE INVESTMENT
                                                TRUST, its sole general partner

February 20, 2002                          By:  /s/ B. Francis Saul II
                                              ----------------------------------
                                              B. Francis Saul II,
                                              Chairman

                                           B. F. SAUL REAL ESTATE INVESTMENT
                                           TRUST

February 20, 2002                          By:  /s/ B. Francis Saul II
                                              ----------------------------------
                                              B. Francis Saul II,
                                              Chairman